TELE NORTE CELULAR PARTICIPACOES S.A.
                                                         theglobalconsultingroup

               Joao Cox                        Leonardo Dias
[GRAPHIC       Chief Financial Officer         Investor Relations Manager
 OMITTED]      Jcox@telepart.com.br            Ldias@telepart.com.br
               (55 61) 429 - 5600              (55 61) 429 - 5673

                                                                   Isabel Vieira
                                                                  Vice President
                                                           Isabel.vieira@tfn.com
                                                                  (212) 807-5110

--------------------------------------------------------------------------------



               TELE NORTE CELULAR PARTICIPACOES S.A. REPORTS
               FOURTH QUARTER AND YEAR-END 2002 RESULTS

               - EBITDA margin of 33.4% of service revenues for the year
[GRAPHIC       - Bad debt at 2.9% of net service revenues for the year
 OMITTED]        (down from 11.5% in 2001)
               - First year of positive free cash flow (R$120 million)



Brasilia, February 11, 2003 - Tele Norte Celular Participacoes S.A. (BOVESPA:
TNCP3 (Common)/TNCP4 (Preferred); NYSE: TCN), the holding company of the providers of cellular telecommunications services in the States of Amapa, Amazonas, Maranhao, Para and Roraima in Brazil, today announced its fourth quarter and year-end 2002 results. The Company's client base totaled 940,958 for the quarter. EBITDA reached R$41.4 million in 4Q02, representing 40.1% of service revenues. For year-end 2002, EBITDA was R$134.6 million or 33.4% of service revenues.



Operating Highlights:

3.3% q-o-q customer base        The Company's customer base reached 940,958
growth                          during the fourth quarter of 2002.  Quarter-
                                over-quarter, this represents a 3.3% increase in the client base. Net additions amounted to 30,384 for the quarter.

                                For the fourth quarter of 2002, prepaid net additions were 16,562, bringing the total prepaid base to 686,055 clients, or 73% of the total customer base. The postpaid base increased by 13,822 customers, ending the quarter with 254,903 customers or 27% of the total base.


                                        Client       Base (In Thousands)
                                        4Q01    1Q02    2Q02    3Q02    4Q02
                        Postpaid         306     276     254     241     255
                        Prepaid          603     631     654     669     686
                        Total            909     907     908     911     941


Decreasing churn rates          For the fourth quarter of 2002, the blended
                                annualized churn rate was 27.7% compared to the 32.8% reported in the previous quarter. The postpaid annualized churn rate decreased from 34.5% in the 3Q02 to 32.2% in the 4Q02. The prepaid annualized churn rate for the quarter was 26.0%, compared to the 32.2% registered in the previous quarter.


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

                                                Churn (Annualized)
                                        4Q01    1Q02    2Q02    3Q02    4Q02
                                         36%     31%     35%     33%     28%


Net service revenues            Net service revenues for the 4Q02 totaled
of R$403.6 million              R$103.2 million, remaining fairly stable when
for the year                    compared to the previous quarter. Net equipment
                                revenues totaled R$17.0 million, an increase of R$5.2 million or 45% over the previous quarter, due to increased client acquisitions. As a result, total net revenues for the quarter were R$120.2 million, representing a R$4.3 million or 4% increase when compared to 3Q02.

                                For the year, total net revenue was R$454.1 million, a decrease of 11% when compared to the previous year. This decrease can be attributed to stricter client acquisition and credit policies, as well as the Company's efforts to cleanup the subscriber base in 2002. Net service revenues were R$403.6 million in 2002, compared to R$447.9 million reported in the previous year. Net equipment revenues totaled R$50.6 million in 2002, a decrease of 21% year-over-year.

                                For the last quarter of the year, handset subsidies for client acquisition were R$5.8 million or R$62 per gross addition. For 2002, handset subsidies reached R$12.6 million or R$40 per gross addition.

Cost of services of             Cost of services for the fourth quarter of the
R$31.0 million for              year reached R$31.0 million, remaining fairly
the 4Q02                        stable when compared to the adjusted(1) R$30.5
                                million registered in the previous quarter.

                                Selling and Marketing expenses for the
                                quarter totaled R$24.0 million, an increase of R$1.9 million, or 8%, when compared to 3Q02. This increase is primarily the result of the "profit sharing" reclassification of higher commissions related to increased sales and of increased advertising expenses.

                                Customer acquisition cost for the fourth quarter of 2002 increased to R$231 from the R$151 reported in the previous quarter. The difference is mainly explained by increased acquisition subsidies that were provided during the Christmas sales season and to the mix of new additions (more postpaid clients than the previous quarter). Year-over-year, customer acquisition cost increased 50% from R$129 to R$193.

                                Retention costs for the 4Q02 represented 6.8% of net service revenues, compared to the 9.0% recorded in the 3Q02. Year-to-date, retention costs represented 6.9% of net service revenues.

                                G&A expenses totaled R$0.6 million, a steep decrease when compared to the adjusted R$13.4 million registered in the previous quarter. This significant decrease was caused by the reversal of a contingency related to VAT tax in the net amount of R$14 million. Excluding this non-recurring event, G&A would have

(1) See footnote 2 on page 8.
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




                                been in line with the 3Q02 figure.

Bad debt at low levels          Bad debt continued its downward trend,
                                representing 0.4% of service revenues in the fourth quarter as compared to the 2.1% reported in the 3Q02. When calculated against total net revenues, bad debt was 0.4%, considerably lower than the 1.8% registered in the previous quarter.

                                For 2002, bad debt was 2.9% of net service revenues, below the 11.5% registered in 2001. When calculated against total net revenues, bad debt totaled 2.6% for the year compared to the 10.0% reported in 2001.

                                                    Bad Debt
        ----------------------------------------------------------------------

                                        4Q01    1Q02    2Q02    3Q02    4Q02
        % of Net Service Revenues       12.4%   5.9%    3.3%    2.1%     .4%
        % of Total Net Revenues         10.9%   5.2%    3.1%    1.8%     .4%


Blended ARPU at R$36            Postpaid MOU (minutes of use) for 4Q02 totaled
for the year                    238, representing a 4% decrease when compared to
                                the 249 registered in the previous quarter As a result, postpaid ARPU (average revenue per user) decreased to R$83 for 4Q02 compared to the R$87 registered in the third quarter of the year.

                                Prepaid MOU increased to 61 from the 58
                                registered in the previous quarter. As a result, prepaid ARPU reached R$19, increasing by R$1 when compared to the 3Q02.

                                Blended ARPU remained fairly stable at R$36 compared to the third quarter of 2002. Year-to-date, blended ARPU was R$36 compared to the R$43 registered for year-end 2001. This decrease was expected as more prepaid customers were added to the Company's base.


                                      ARPU (R$)
                      --------------------------------------------------------
                                        4Q01    1Q02    2Q02    3Q02    4Q02
                        Postpaid          80      76      80      87      83
                        Prepaid           23      16      16      18      19
                        Blended           43      35      35      87      36


Market share estimated          Market share was estimated at 56% compared to
at 56%                          the 61% registered in the previous quarter.
                                Gross sales share for 4Q02 was an estimated 35%.

EBITDA margin of 33.4%          EBITDA and EBITDA margin (excluding handsets)
                                for the fourth quarter of 2002


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



of service revenues for         reached R$41.4 million and 40.1%, respectively,
the year                        compared to the R$33.2 million and 31.8%
                                registered for the previous quarter. For
                                2002, EBITDA and EBITDA margin reached
                                R$134.6 million and 33.4%, respectively
                                compared to the R$147.7 million and 33.0% reported in 2001.


                                                EBITDA
                      --------------------------------------------------------
                                        4Q01    1Q02    2Q02    3Q02    4Q02
                    EBITDA R$ Millions  45.9    30.4    29.7    33.2    41.4
                    EBITDA Margin       38.8%   30.7%  30.5%   31.8%   40.1%


Depreciation and                For the 4Q02, depreciation and amortization
amortization                    reached R$26.8 million. The increase in
                                depreciation in the last 2 quarters of the year was associated with the acceleration of the depreciation of the billing system that is expected to be replaced by the beginning of the 2Q03 instead of the previously mentioned 1Q03.
                                For 2002, depreciation and amortization reached
                                R$102.1 million, an increase of 36% when compared to the R$75.0 recorded in the previous year.



--------------------------------------------------------------------------------
Net financial expenses of                              R$ millions
R$77 million for the year                           4Q02           YTD
        Interest Expenses (a)                      (10.4)         (47.9)
        Interest Income (b)                        (28.5)         105.5
        Foreign Exchange Loss (c)                   33.6         (134.8)
                                                -------------------------
        NET FINANCIAL EXPENSES                      (5.3)         (77.2)

               Note:a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), and taxes on interest income; b) Interest income: includes results of cash investing activities and gains on hedging operations (if any); and, c) Foreign exchange loss: almost exclusively reflects currency devaluation changes on debt principal and interest payable.

--------------------------------------------------------------------------------
                 Detailed Financial Expenses Information (net of taxes*)
Gains on hedging                                         R$ millions
operations of R$80                                  4Q02           YTD
million for the year
        Expenses related to debt denominated
        in foreign currency                         26.5         (160.3)
        Gains (losses) on hedge operations         (32.4)          80.0
           Sub-total                                (5,9)         (80.3)
        Expenses related to debt denominated
        in Reais                                    (3.2)         (14.0)
        Financial expenses (debt related)           (9.2)         (94.3)
        Net financial expenses (not related
        to debt)**                                   0.4            2.3
           Sub-total                                (8.7)         (92.0)
        Interest income - cash investing activities  3.5           14.8
        NET FINANCIAL EXPENSES                      (5.3)         (77.2)
* Net of PIS/COFINS on interest income.
** Net Financial expenses not related to debt are primarily associated with taxes such as CPMF, PIS, COFINS and IOF.
--------------------------------------------------------------------------------

Net debt of R$296.5     As of December 31, 2002, the Company's indebtedness was
million                 partially offset by cash and cash equivalents (R$59.9
                        million) and accounts receivable from hedging operations(R$60.6 million), resulting in net debt of R$296.5 million. Total debt was R$417.0 million, with 78% denominated in foreign currencies (62% denominated in US Dollars and 16% denominated in a currency basket index from the BNDES). From total debt denominated in foreign currency, 90% was hedged.
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

Net profit of R$1.6     Net profit for the 4Q02 totaled R$1.6 million, or
for the quarter and     R$0.241 million per ADS (R$0.005 per thousand shares).
net loss of R $24.5     For the year, the Company reported net loss of R$24.5
million for the year    million, or R$3.652 per ADS (R$0.073 per thousand
                        shares). It is important to note that the acceleration of depreciation (R$4.5 million - net of taxes)and the net foreign exchange loss (R$34.1 million - net of taxes) have adversely impacted the year's net results by R$38.6 million.

Investments totaled     During the fourth quarter of 2002,  Amazonia  Celular's
R$43.5 million in       capital  expenditures were R$11.4 million.  Year-to-date
2002                    investments totaled R$43.5 million.  It should be noted
                        that reduced capital expenditures has not impacted the Company's ability to provide quality service or support traffic demand. As of December 31, 2002, 99% of the Company's clients were on the digital network, representing 95% of total traffic.

                        ---------------------------------------
CAPEX breakdown         CAPEX (R$ millions)    1Q02     2Q02     3Q02     4Q02
                        Network                 3.6      5.5      5.9      6.8
                        IS/IT                   0.3      5.0     10.0      3.9
                        Others                  0.2      1.0      0.7      0.7
                        T O T A L               4.1     11.5     16.6     11.4
                        ---------------------------------------

Free cash flow          Free cash flow for the quarter was a positive R$47.3
                        million. Year-to-date free cash flow amounted to a positive R$119.5 million.

                        ------------------------------------------------
Debt payment schedule       Year      R$ millions      % denominated in
                                                       foreign currency
                        2003             200                    85%
                        2004             119                    74%
                        2005              97                    68%
                        2006 and beyond    2                   100%
                        ------------------------------------------------

Financial ratios        Ratios                   1Q02   2Q02   3Q02   4Q02
                        ----------------------------------------------------
                        Net Debt/EBITDA(1) =     2.11   2.25   2.29   2.20
                        Net Debt/Total Assets =   35%    37%    36%    37%
                        Interest Coverage
                        Ratio (1)  =             3.3    3.4    3.7    3.6
                        Current Liquidity
                        Ratio =                  1.4    1.3    0.9    0.7
                        (1) Last twelve months

                        --------------------------------------------------------

Brasil Celular          On December  20, 2002,  Amazonia  Celular S.A. -
Consortium              Maranhao (the  subsidiary  of Tele Norte Celular
                        Participacoes S.A.) announced the signing of a Memorandum of Understanding with Telemig Celular S.A.
                        and Brasil Telecom S.A., in order to analyze the benefits of establishing technical, operational and commercial cooperation between the companies.

                        It is expected that the final analysis of these studies will reveal significant returns and synergies favoring the establishment of a consortium between the companies to be called "Consorcio Brasil Celular".

                        After the conclusion of the analysis, the matter will be submitted for approval to the Board of Directors of each respective company, as well as to the pertinent regulatory authorities.

Interconnection tariff  The interconnection tariff (TU-M) of the operating
adjustment              Company (Amazonia Celular S.A. - Maranhao) was increased
                        by 21.99% from R$0.2944 per minute to R$0.3591 (both net of taxes), according to ANATEL's acts: 33,449, 33,443, 33,447, 33,451 and 33,445; which became effective as of February 6, 2003.

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                                                                              5

Outlook For the first quarter of 2002, Amazonia Celular expects to maintain gross sales share at approximately the same level as the fourth quarter. Net additions are expected to come primarily from prepaid customers. ARPUs should remain stable for both postpaid and prepaid users. Bad debt, as a percentage of net service revenues, is expected to be approximately 2.0% to 3.0% for the first quarter of the year.

                        Amazonia Celular expects mobile penetration, within the Company's concession area, to increase to 13% by year-end from the current level of 10%.

                        Total capital expenditures for the year are expected to reach R$50 million. (Note: this estimate does not include any capital expenditures associated with network upgrades).

                        In order to understand the costs associated with a CDMA or GSM network overlay, Amazonia Celular has requested proposals from several vendors outlining these costs. Although no decision has been made about an eventual technological migration, the Company will continue evaluating the strategic and financial benefits of this migration.






                                Additional information can be found at:

                                    http://www.telenorteholding.com.br













This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.


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



                                OPERATIONAL DATA




------------------------------------------------------------------------------------------------------------------------------------
                                           2001                                  2002                                       Var%
                               4th Quarter      YTD    1st Quarter   2nd Quarter   3rd Quarter    4th Quarter    YTD     (4Q02/3Q02)
------------------------------------------------------------------------------------------------------------------------------------
Licensed Pops (in millions)         15.4       15.4          15.4          15.8          15.8         15.8       15.8         0.0%
------------------------------------------------------------------------------------------------------------------------------------
Clients                          908,627    908,627       906,982       907,728       910,574      940,958     940,958        3.3%
   Postpaid                      305,738    305,738       275,838       253,810       241,081      254,903     254,903        5.7%
   Prepaid                       602,889    602,889       631,144       653,918       669,493      686,055     686,055        2.5%
------------------------------------------------------------------------------------------------------------------------------------
MOU Incoming
  Postpaid                           119         99            99           100           104           91          99      -11.7%
  Prepaid                             69         73            47            44            48           50          47        4.7%
MOU Outgoing
  Postpaid                           119        113           116           125           145          147         132        1.3%
  Prepaid                              9          9             9             9            11           11          10        6.0%
------------------------------------------------------------------------------------------------------------------------------------
Total Outgoing Traffic
 (Million of Minutes)                128.1      523.0         116.7         115.9         128.4        129.7       490.7      1.1%
Total Incoming Traffic
 (Million of Minutes)                232.1      841.7         117.6         163.6         171.8        168.1       678.1     -2.2%
------------------------------------------------------------------------------------------------------------------------------------
Average Revenue per User -
        APRU (R$)                     43         43            35            35            37           36          36       -3.0%
  Postpaid                            80         72            76            80            87           83          81       -4.6%
  Prepaid                             23         23            16            16            18           19          17        3.0%
------------------------------------------------------------------------------------------------------------------------------------
Service Revenues (R$ millions)
  Monthly Fee                     21,363     88,468        19,156        17,955        17,395       18,038      72,544        3.7%
  Outgoing Traffic                32,992    132,877        30,332        31,024        35,604       33,747     130,707       -5.2%
  Incoming Traffic                60,212    215,639        47,244        45,969        48,396       47,064     188,674       -2.8%
  Other                            3,670     10,935         2,196         2,369         2,737        4,361      11,663       59.3%
                           ---------------------------------------------------------------------------------------------------------
  TOTAL                          118,237    447,919        98,928        97,316       104,133      103,210     403,597       -0.9%
------------------------------------------------------------------------------------------------------------------------------------
Churn - Annualized Rate               36.2%      32.9%         31.1%         34.5%         32.8%        27.7%       31.5%   -15.6%
Cost of Acquisition (R$)             138        129           174           207           151          231         193       52.5%
Retention Costs (% of serv.
  net revenues)                        3.6%       3.4%          5.4%          6.3%          9.0%         6.8%        6.9%   -24.4%
CAPEX (R$ millions)                   38.6      173.5           4.1          11.5          16.6         11.4        43.5    -31.4%
------------------------------------------------------------------------------------------------------------------------------------
Number of locations served           123        123           127           128           139          157         157       12.9%
Number of cell sites                 383        383           387           385           397          411         411        3.5%
Number of switches                     8          8             8             9             9            9           9        0.0%
------------------------------------------------------------------------------------------------------------------------------------
Headcount                          1,074      1,074         1,041           991           974          910         910       -6.6%
Market Share                          69%        69%           66%           65%           61%          56%         56%      -8.8%
------------------------------------------------------------------------------------------------------------------------------------



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



                           INCOME STATEMENT (BR GAAP)




                                                                                                                            (R$ 000)
------------------------------------------------------------------------------------------------------------------------------------
                                           2001                                  2002                                       Var%
                           4th Quarter(2)   YTD       1st Quarter(2) 2nd Quarter(2) 3rd Quarter(2)  4th Quarter     YTD  (3Q02/2Q02)
------------------------------------------------------------------------------------------------------------------------------------
Service Revenues - GROSS         148,252      590,155       130,774       128,334       135,947      133,962     529,017       -1.5%
Equipment Revenues - GROSS        21,073       86,916        15,702        12,737        15,139       21,905      65,483       44.7%
------------------------------------------------------------------------------------------------------------------------------------
Total Revenues - GROSS           169,325      677,071       146,476       141,071       151,086      155,867     594,500        3.2%
Taxes                            (35,441)    (169,947)      (35,218)      (34,263)      (35,204)     (35,673)   (140,358)       1.3%

Service Revenues - NET           118,237      447,919        98,928        97,316       104,133      103,210     403,587       -0.9%
Equipment Revenues - NET          15,647       64,205        12,330         9,492        11,749       16,984      50,555       44.6%
------------------------------------------------------------------------------------------------------------------------------------
Total Revenues - NET             133,884      512,124       111,258       106,808       115,882      120,194     454,142        3.7%

Cost of Services                  37,165      123,707        29,806        28,740        30,563       31,026     120,108        1.6%
Cost of Equipment                 17,646       68,862        13,391        12,462        14,536       22,814      63,203       56.9%
Selling & Marketing Expenses      20,692       82,048        19,952        18,777        22,100       23,973      84,802        8.5%
Bad Debt Expense                  14,613       51,427         5,804         3,260         2,143          439      11,646      -79.5%
General & Administrative
      Expenses                    (2,144)      38,396        11,888        13,891        13,410          555      39,744      -95.9%
------------------------------------------------------------------------------------------------------------------------------------
EBITDA                            45,912      147,684        30,417        29,678        33,157       41,387     134,639       24.8%
  %                                   38.8%        33.0%         30.7%         30.5%         31.8%        40.1%       33.4%    25.9%
Depreciation & Amortization      (22,136)     (75,011)      (23,673)      (24,628)      (27,060)     (26,775)   (102,136)      -1.1%
Interest Expense(1)(2)           (25,622)     (61,605)      (15,453)       (7,798)      (14,247)     (10,358)    (47,856)     -27.3%
Interest Income                   (3,343)      22,023         5,435        40,858        87,760      (28,548)    105,505     -132.5%
Foreign Exchange Loss(2)          35,176      (42,566)         (681)      (58,974)     (108,783)      33,619    (134,819)    -130.9%
Others                            (3,344)      (5,088)       (1,595)       (2,300)          186        3,975         266     2037.1%
Income Taxes                      (7,678)       6,316         2,785         8,129        12,131      (10,678)     12,367     -188.0%
Minority Interests                (4,998)       1,651           625         3,693         4,252       (1,009)      7,561     -123.7%
------------------------------------------------------------------------------------------------------------------------------------
Net Income                        13,967       (6,596)       (2,140)      (11,342)      (12,604)       1,613     (24,473)    -112.8%
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Earnings per thousand share (R$)   0.042       (0.020)       (0.006)       (0.034)       (0.038)       0.005      (0.073)    -112.8%
Earnings per ADR (R$)              2.084       (0.984)       (0.319)       (1,692)       (1,881)       0.241      (3.652)    -112.8%
------------------------------------------------------------------------------------------------------------------------------------

(1)  Interest paid 4Q01 - R$11,413 thousand; 1Q02 - R$8,358 thousand; 2Q02 - R$9,694 thousand; 3Q02 - R$7,917 thousand; and, 4Q02 -
     R$11,529 thousand.
(2)  The Company has reclassified some variable expenses to Cost of Services (primarily collection and mailing expenses), that were previously accounted as G&A/Selling& Marketing expenses, to better reflect this cost. The figures for the 4Q01, 1Q02, 2Q02 and
     3Q02 were adjusted to reflect such reclassification.
(3)  According to a recent official statement (Oficio Circular 01/2003) from the CVM (Comissao de Valores Mobiliarios), companies with accumulated losses should account for "profit sharing" as an operational cost or expense. In order to comply with the CVM, the Company has adjusted its 4Q02 figures.





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


                            BALANCE SHEET (BR GAAP)


                                                                                                                (in R$ 000)
---------------------------------------------------------------------------------------------------------------------------
                               4Q02            3Q02                                                4Q02            3Q02
---------------------------------------------------------------------------------------------------------------------------

Current Assets                                                  Current Liabilities
Cash & cash equivalents        59,928           86,647          Loans & Financing                 199,741         219,410
Accounts Receivable            65,720           60,834          Loan Interest                       3,532           5,251
Taxes Receivable               42,087           66,209          Suppliers                          47,890          34,235
Other Assets                   35,169           50,796          Taxes Payable                       8,986          10,601
                            ---------         --------
                              202,904          264,486          Dividends                           3,060           3,104
                                                                Other Current Liabilities          13,388          14,834
                                                                                                ---------       ---------
                                                                                                  276,594         287,435

Long-term Assets              119,278          129,481          Loans & Financing                 217,280         281,614

Deferred Assets                  -                -             Other Long-term Liabilities        19,227          30,926

Plant & Equipment             476,467          488,930          Minority Interest                  57,950          56,940

                                                                Shareholders' Equity              227,595         225,982

---------------------------------------------------------------------------------------------------------------------------
                              798,649          882,897                                            798,649         882,897
---------------------------------------------------------------------------------------------------------------------------




                            DEBT POSITION (BR GAAP)

                                                                (in R$ 000)
        -------------------------------------------------------------------
                                           4Q02
                    -------------------------------------------------------
            Debt       R$         US$          Currency        Total
                                              Basket Index
                    -------------------------------------------------------
        Short term      31,031     147,455      21,255          199,741

        Long term       62,065     110,934      44,281          217,280
        -------------------------------------------------------------------
        Total           93,096     258,389      65,536          417,021
        -------------------------------------------------------------------






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[LOGO]                                             Fourth Quarter 2002 Results
                                                                              9

                               CASH FLOW (BR GAAP)

                                                                        (R$ 000)
--------------------------------------------------------------------------------
                                                        4Q02            YTD
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Operating Activities
Net income (loss)                                       1,613           (24,473)
Adjustments to reconcile net income (loss) to net
cash provided by operating cash activities
  Depreciation and amortization                        26,775           102,136
  Monetary variation and foreign exchange loss
    (principal)                                       (32,528)          137,515
  Unrealized income on hedging operations              31,375           (81,100)
  Deferred income taxes and social charges             13,333           (16,361)
  Minority interest                                     1,009            (7,561)
  Other                                               (15,444)          (17,996)
Changes in operating assets and liabilities            10,018            41,126
                                                      -------            ------
Net cash provided by operating activities              36,151           133,286
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Investing Activities
  Proceeds from sale of property, plant and equipment      38             1,279
  Capital expenditures                                (11,390)          (43,507)
                                                      -------            ------
Net cash used in investing activities                 (11,352)          (42,228)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Financing Activities
  Amortization of loans                               (51,475)         (120,765)
  Payment of dividends and interest on capital            (43)             (143)
                                                      -------            ------
Net cash provided by financing activities             (51,518)         (120,908)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents  (26,719)          (29,850)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Cash and cash equivalents, beginning of the period     86,647            89,778
--------------------------------------------------------------------------------
Cash and cash equivalents, end of the period           59,928            59,928
--------------------------------------------------------------------------------






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[LOGO]                                             Fourth Quarter 2002 Results
                                                                              10

                           GLOSSARY OF KEY INDICATORS

I) Average Customers

a) Average customers - monthly

           Sum of customers at the beginning and the end of the month
           ----------------------------------------------------------
                                        2
               b) Average customers - quarterly and year to date

            Sum of the average customers for each month of the period
            ---------------------------------------------------------
                         Number of months in the period

II) Churn Rate (Annualized)

a) Churn % quarterly

                      Sum of deactivations / Sum of average
                 monthly opening customers for the 3 months       x 12
              -------------------------------------------------
                                        3

b) Churn % - year to date

                     YTD deactivations / Sum of avg monthly
               opening customers since beginning of the year           x 12
         --------------------------------------------------------
                         Number of months in the period

III) MOU - Minutes of Use (Monthly)

                Number of total billable minutes for the period /
                        Average customers for the period
                    -----------------------------------------------
                         Number of months in the periods

IV) ARPU - Average Revenue per User

       Net service revenues for the period (excluding roaming-in revenues)
       -------------------------------------------------------------------
                        Average customers for the period

V) Customer Acquisition Cost

      (Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing), Commissions, Handsets subsidies, Advertising and promotions,
        FISTEL tax (activation tax), less Activation fee for the period)
        ----------------------------------------------------------------
                    Number of gross activations in the period

VI) Free Cash Flow

       Free Cash Flow = (EBITDA - CAPEX - Taxes - Net Financial Expenses*
                - Minority Interests - Working Capital Variation)
* Considers interest paid.

VII) Working Capital Variation

      Working Capital Variation = ( (DELTA) Current Assets - (DELTA) Cash & Cash Equivalents ) - ((DELTA) Current Liabilities - (DELTA) Short Term Loans
           and Financing - (DELTA) Loan Interest - (DELTA) Dividends)

VIII) Interest Coverage Ratio

                Interest Coverage Ratio = EBITDA / Interest Paid

IX) Current Liquidity Ratio

Current Liquidity Ratio = Current Assets / Current Liabilities






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[LOGO]                                             Fourth Quarter 2002 Results
                                                                              11

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